SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

R&G FINANCIAL CORPORATION

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

749136107

(CUSIP Number)

Victor J. Galán
Chairman of the Board and Chief Executive Officer
R&G Financial Corporation
280 Jesús T. Piñero Avenue
San Juan, Puerto Rico 00918
(787) 758-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2002

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

    Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSON

Victor Galán

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐
(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*
Not applicable.

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

	(7)	SOLE VOTING POWER 14,553,056
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER 0
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER 14,553,056
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,553,056

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.03%

(14)	TYPE OF REPORTING PERSONAL* IN

* SEE INSTRUCTIONS BEFORE FILING OUT

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     Section 5 of Schedule 13D, as amended, for Mr. Víctor Galán is hereby amended in its entirety to read as set forth below. All other sections of the 13D filed by Mr. Galán on August 27, 1996, as amended by filings on June 11, 1998, July 10, 2001, and December 7, 2001 are incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Galan beneficially owns 14,553,056 shares, par value $.01 per share, of the Issuer’s Class A common stock, which may be exchanged for a like number of shares of Class B common stock of the Issuer at Mr. Galán’s sole discretion. The Class B common stock of the Issuer is registered under the Securities Exchange Act of 1934, as amended. Mr. Galán’s share holdings represent 43.03% of the 33,823,305 outstanding shares of common stock of the Issuer (this amount includes, in addition to Mr. Galán’s Class A common stock, 19,270,249 shares of Class B common stock presently outstanding but excludes outstanding options granted by the Issuer to purchase shares of Class B common stock.)

The change in Mr. Galán’s holdings since the filing of Amendment No.4 to Schedule 13D reflects the offer and sale by Mr. Galán of 1,500,000 shares of Class B Common Stock (converted from a like number of his shares of Class A Common Stock) pursuant to the Registration Statement on Form S-3 (No. 333-90912) filed by the Company on June 19, 2002, as amended on July 15, 2002 and the Underwriting Agreement dated July 29, 2002, by and among Mr. Galán, the Issuer and UBS Warburg LLC and Keefe, Bruyette &Woods, Inc., as representatives for the several underwriters named therein.

(b) Mr. Galán has sole voting and dispositive power with respect to 14,453,056 shares of Class A common stock. These shares have not been registered under the Securities Exchange Act of 1934, as amended, but are exchangeable into an equal number of shares of Class B common stock. As the holder of all of the issued and outstanding shares of Class A common stock, Mr. Galán is entitled to two votes per share, while the holders of Class B common stock are entitled to one vote per share. Mr. Galán thus holds 60.17% of the voting power of the aggregate number of the outstanding shares of the Issuer’s common stock.

(c) On August 2, 2002, Mr. Galán publicly sold 1,500,000 shares of Class B Common Stock pursuant to the above referenced Registration Statement and Underwriting Agreement at a price per share of $19.00. The underwriters’ discount and commission was $.9975 per share.

(d) Not applicable.

(e) Not applicable.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   August 2, 2002.

By: /s/ Víctor J. Galán ———————————————— Víctor J. Galán

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